

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Michael Gershon
Chief Legal Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda, MD 20814

> **Re: HF Enterprises Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed October 15, 2020**
> **File No. 333-235693**

Dear Mr. Gershon:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

Form S-1/A filed October 15, 2020

Report of Independent Registered Public Accounting Firm, page F-40

1.   We note on page F-80 that the subsequent events relating to the changes in the Company's ownership of Alset International occurred after the date of the auditors' report. Please have your auditors explain to us how they considered the date of these subsequent events in dating their report. Refer to AS 3110.04 of the standards of the PCAOB.

Michael Gershon
HF Enterprises Inc.
October 26, 2020
Page 2

You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darrin M. Ocasio, Esq.